Room 4561

January 8, 2007

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Boulevard, Suite 100
Sacramento, California 95834

Re: Unify Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2006
File No. 1-11807

Dear Mr. Wille:

We have reviewed your response letter dated December 18, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   Please file your response letter dated December 18, 2006 on EDGAR.

2.   We note your response to our oral comment conveyed on December 18, 2006 regarding the application of Note A to Schedule 14A. Your financing transaction with Comvest Capital was undertaken to obtain the necessary funds for your Gupta acquisition. The notes issued to Comvest Capital are convertible into shares of your common stock and you are seeking stockholder approval for an increase in your authorized capital in order to provide for such conversion. Notwithstanding your assertion that the additional securities are not being requested in order to be used to acquire another company, your financing transaction for which your proposal to increase your authorized relates to facilitated your Gupta acquisition. Accordingly, please provide disclosure concerning your Gupta acquisition pursuant to Item 14 of Schedule 14A. We note that the Gupta transaction has been consummated. Note A, however, requires that stockholders acting upon your proposal to increase your authorized capital be afforded the information called for by Item 14 in deliberating on your proposals. Please revise.

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As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director